West Coast Bancorp

5335 Meadows Rd., Suite 201

Lake Oswego, OR 97035

January 27, 2010

VIA EDGAR AND FACSIMILE

Gregory Dundas

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	West Coast Bancorp
Registration Statement on Form S-3
File No. 333-163880

Dear Mr. Dundas,

West Coast Bancorp (the “Company”) hereby requests that the effective date of the Company’s Rights Offering Registration Statement on Form S-3 (File No. 333-163880) be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 2:00 p.m., New York City time, on January 28, 2010 or as soon as practicable thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•                  should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matthew M. Guest at (212) 403-1341 or James R. Gilmartin at (212) 403-1134 of Wachtell, Lipton, Rosen & Katz with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

West Coast Bancorp

By:	/s/ Richard R. Rasmussen
Name:	Richard R. Rasmussen
Title:	Executive Vice President, General Counsel and Secretary

cc:	Wachtell, Lipton, Rosen & Katz
Matthew M. Guest
James R. Gilmartin